

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail
Jeffrey W. Ferguson, General Counsel
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

> **Re: The Carlyle Group L.P.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-176685**

Dear Mr. Ferguson:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please revise your prospectus to identify only the lead or managing underwriters. See Item 501(b)(8)(i) of Regulation S-K.

Our Business, page 2

2. Given the significant financial statement implications of the reorganization, please also present pro forma net income attributable to Carlyle Group and pro forma distributable earnings in your tables on page 3. Please also present historical net income attributable to Carlyle Group.

Use of Proceeds, page 90

3. Please revise the second paragraph to indicate the approximate amount of the proceeds to be used to repay the outstanding indebtedness under the revolving credit facility. Please refer to Item 504 of Regulation S-K.

Selected Historical Financial Data, page 97

4. In a similar manner to pages 25 and 26, please present pro forma statement of operations data for the year ended December 31, 2011 as well as pro forma balance sheet data as of December 31, 2011.

Management's Discussion and Analysis

Operating Metrics, page 112

Fee-Earnings Assets Under Management, page 112

5. We note your response to prior comment 4. We continue to believe that meaningful information is depicted when gross subscriptions and redemptions are presented. To the extent that the amount of your gross subscriptions or redemptions become material or any trends depicted by these gross amounts could be viewed to be material to an investor's understanding of your results of operations or prospects, please revise your rollforwards of fee-earning AUM and AUM to separately present distributions and redemptions.

Unaudited Pro Forma Financial Information, page 181

General

6. Please tell us what consideration you gave to also reflecting the impact of your acquisition of four European CLO management contracts from Highland Capital Management L.P. in February 2012 in your pro forma financial information pursuant to Rule 11-01(a) of Regulation S-X. Please also disclose how you intend to account for this transaction.

Unaudited Condensed Combined and Consolidated Pro Forma Balance Sheet

Note 1. Reorganization and Other Adjustments, page 186

7. For adjustment (d), the fair value of the Carlyle Holdings partnership units issued will exceed the carrying value of the liability, resulting in a loss on the exchange. Please separately present the estimated loss on exchange amount on your pro forma balance sheet and disclose, if true, that this represents a material nonrecurring charge and therefore is not reflected on your pro forma statement of operations. Your disclosures on

page 196 as part of adjustment 2(b)(3) indicate that you determined that the estimated amount of the loss will be $106.6 million. Please advise or revise your disclosures as necessary for this adjustment.

Unaudited Condensed Combined and Consolidated Pro Forma Statement of Operations, page 191

Note 1. Business Acquisitions, page 192

8. In the table summarizing the pro forma impact of the Business Acquisitions on page 193, the last line item is net income attributable to Carlyle Group (or controlling interest). Please disclose what entities you are referring to when stating "or controlling interest."

Note 2. Reorganization and Other Adjustments, page 194

9. For the fair value adjustment to contingent consideration liability, please disclose which acquisition this relates to as well as how you arrived at this amount, including the significant estimates and assumptions used.

10. For adjustment 2(b), it appears that the $107.9 million reduction in performance fee related compensation and benefits is solely related to the reallocation of the carried interest and does not include the $106.6 million representing the amount by which the fair value of the Carlyle Holdings interests exceeds the carrying value of the compensation liability. If so, please clarify in your disclosures and also clarify that prior to the reorganization, the level of such allocations generally was at least 50% of the carried interests in the funds. Please also disclose, if true, that the $106.6 million represents a nonrecurring charge and therefore is not reflected on your pro forma statement of operations.

11. For adjustment 2(d), please address the following:
    - Please disclose how you arrived at the amount of income allocable to Carlyle Partners and not allocable to Carlyle Holdings I GP, Inc.;
    - Your disclosures on page 85 indicate that Carlyle Holdings III GP L.P. is a foreign corporation for U.S. federal income taxes. Please tell us whether this entity will be subject to foreign income taxes and what consideration was given to reflecting any additional foreign income tax, if any, in the pro forma financial statements; and
    - Please disclose the nature of the expenses of Carlyle Holdings I GP Inc. and explain why these expenses would not already be reflected in the income before provision for income taxes – Carlyle Holdings pro forma amount of $1,225.1 million.

Note 3. Offering Adjustments, page 198

12. In addition to disclosing the impact of expected issuances of unvested Carlyle Holdings partnership units, unvested deferred restricted common units of the Carlyle Group L.P.,

and unvested phantom deferred restricted common units on your pro forma statements of operations for the year ended December 31, 2011, please disclose the total compensation expense expected to be recognized in all future periods associated with these equity instruments.

Compensation Elements, page 240

Carried Interest, page 241

13. We note your response to comment seven in our letter dated February 27, 2012. Please tell us how the non-founder named executive officers obtained the interests they own in the Parent Entities, including whether they provided any consideration in exchange for their interests in the Parent Entities. If the interests were received in exchange for services, please tell us what consideration you have given to including in the Summary Compensation Table the amounts of the carried interest distributions the non-founder named executive officers received from the Parent Entities.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions and Acquired Intangible Assets, page F-20

14. You acquired 100% of Churchill, a CLO asset manager focused on senior loans to middle-market companies in November 2011. The CLO was determined to be a variable interest entity; however, you determined that you were not the primary beneficiary and accordingly do not consolidate this CLO. Please help us better understand the significant differences in regards to your rights and obligations with this CLO which resulted in you determining that you are not the primary beneficiary compared to other CLOs which you do consolidate. Refer to ASC 810-10-25-38.

15. Please help us better understand how your accounting for contingent consideration arrangements complies with the guidance of ASC 805-30-35-1. Specifically, this guidance indicates that contingent consideration classified as equity shall not be remeasured and that contingent consideration classified as a liability shall be recognized in earnings. Please specifically address the following:

- In regards to your AlpInvest and ESG acquisitions, it appears that the contingent consideration amounts are classified as a liability. It appears that a portion of the changes in the liability amounts are not being recognized in earnings. Please advise; and
- In regards to the Claren Road acquisition, it appears that contingent consideration amounts are classified as a liability and equity. You recorded $7.5 million in members' equity as well as $3.2 million in other non-operating expenses for the year

ended December 31, 2011 for changes in fair value of these amounts. Please tell us how you arrived at the $7.5 million and how you determined it was appropriate to not recognize this change in earnings. It also appears that you may have remeasured the fair value of the contingently issuable equity interests. If so, please tell us how these fair value changes were reflected in your financial statements and how you determined your treatment was appropriate.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Joshua Ford Bonnie, Esq.